787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 25, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Attention: James O'Connor, Esq.
100 F Street, N.E.
Washington, D.C. 20549

Re: TD Asset Management USA Funds Inc. (the “Company”)
       Post-Effective Amendment No. 39 to the Registration Statement
       File Nos. 33-96132; 811-9086

Dear Mr. O’Connor:

This letter responds to comments provided by you to the undersigned via facsimile transmission on February 15, 2011 regarding Post-Effective Amendment No. 39 to the Company’s Registration Statement relating to the TDAM Global Sustainability Fund (the “Fund”), a series of the Company.  The Company will file an amendment to its Registration Statement (Post-Effective Amendment No. 40) (the “Amendment”) for the purpose of reflecting changes made in response to your comments, to bring the financial statements contained in the Registration Statement and other information up-to-date pursuant to Section 3-18 of Regulation S-X and to make certain other changes.

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:             Please include the “Acquired Fund Fees and Expenses” line item in the fee table.

Response:                      The Fund did not incur acquired fund fees and expenses in an amount greater than 0.01% of its average net assets, and accordingly is not required or permitted to include such line item.

Comment No. 2:            Please define the term “equity securities.”

Response:                     The above-referenced term is defined on page 8 of the Fund’s prospectus.

New York    Washington, DC    Paris    London    Milan    Rome    Frankfurt    Brussels

James O'Connor, Esq.
February 25, 2011

Comment No. 3:             Please revise the first paragraph of the investment strategies section in the summary and Item 9 disclosure in accordance with the Staff comments.

Response:                      The Registrant respectfully declines to revise the principal investment strategy of the Fund as suggested.  The Registrant believes that the principal investment strategy of the Fund accurately and adequately describes the principal investment strategy of the Fund.

Comment No. 4:             Please confirm whether the convertible securities referenced in the principal investment strategies section are stock or debt.  If debt, add appropriate additional disclosure as indicated in the Staff comments.

Response:                      The convertible securities referenced in the principal investment strategies section are treated as stock.

Comment No. 5:             Please revise the disclosure regarding derivatives in the principal investment strategies and principal risks sections in accordance with the Staff comments.

Response:                      Since derivatives are not currently a principal strategy for the Fund, the disclosure regarding derivatives in the principal investment strategies section and the risk factors relating to derivatives in the principal risks section have been deleted.

Comment No. 6:             Please add risk disclosure relating to investments in mid- and small-cap companies.

Response:                      The requested disclosure has been added.

Comment No. 7:             Please revise the narrative paragraph to the performance section, as noted in the Staff comments.

Response:                      The Registrant has added disclosure stating that the average annual total returns table compares the Fund’s returns to those of a broad measure of market performance.  The Registrant has also added the requested parenthetical of “(before and after taxes)” to the penultimate sentence of the paragraph.  The Registrant has not added the disclosure that there are returns for 1, 5 and 10 years, as performance information is not available for the 5 and 10 year periods.

Comment No. 8:             In the “Details About the Fund – Investment Strategies” section, please define large-, mid- and small-cap in terms of market capitalization.

Response:                      The Registrant has added the following disclosure to such section: “The Fund follows MSCI’s guidance in determining what companies are classified as large, mid and small in the global equity marketplace. As of October 2010, MSCI defined large-capitalization companies as companies with a market capitalization of greater than $10 billion, mid-capitalization companies as companies with a market capitalization of $3.5 billion to $10 billion, and small-capitalization companies as companies with a market capitalization of less than $3.5 billion.”

James O'Connor, Esq.
February 25, 2011

Comment No. 9:             Please clarify to what extent the Fund will use repurchase agreements.

Response:                      The Fund will not use repurchase agreements as part of its principal investment strategies. Accordingly, the sentence in the principal investment strategies section regarding repurchase agreements has been deleted.

Comment No. 10:           Please present year-to-date performance information as required by Item 4(b)(2)(ii) of Form N-1A.

Response:                      Since the prospectus is dated and filed prior to March 31, year-to-date return information for most recent quarter ended is not yet available.

Comment No. 11:           Please explain how the Investment Manager will determine which securities to buy and sell.

Response:                      The Registrant believes that the prospectus currently has detailed disclosure regarding how the Investment Manager selects investments for the Fund.  The Registrant has added the following sentence describing how the Investment Manager will determine which securities to sell: “The Investment Manager may sell securities for a variety of reasons, including to limit losses or take advantage of better opportunities or as a result of a material change in the issuer’s business.”

Comment No. 12:           Please confirm whether the Fund may take temporary defensive strategies.

Response:                      As currently disclosed in the Statement of Additional Information, the Fund may take temporary defensive strategies.

Comment No. 13:           Please respond to certain comments relating to the Fund’s securities lending.

Response:                      The Fund does not intend to engage in securities lending as part of its principal strategies, and as a result, the Registrant has deleted the sentence regarding securities lending from the principal strategies section.

Comment No. 14:           Please clarify that Financial Intermediaries may not always vote shares if they do not receive voting instructions from a shareholder.

Response:                      The requested clarification has been made.

Comment No. 15:           Please confirm whether the Fund imposes any cut-off time for purchase and redemption orders prior to the 4 p.m. NAV calculation.

Response:                      The Fund does not impose an earlier cut-off time.

James O'Connor, Esq.
February 25, 2011

Comment No. 16:           In the “Investment Policies and Restrictions – Loans of Portfolio Securities” section in the Statement of Additional Information, please state that the Fund receives all income from the investing collateral.

Response:                      The requested disclosure is currently included in the last sentence of such section.

Comment No. 17:           In the Statement of Additional Information, please state the diversification requirements of the 1940 Act.

Response:                      The requested disclosure has been added to the “General Information About the Company” section, following the sentence that states that the Fund is diversified.

Comment No. 18:           Please clarify the Fund’s policy on borrowing.

Response:                      The requested clarifications have been added to the “Investment Policies and Restrictions – Borrowing” section in the Statement of Additional Information.

Comment No. 19:           Please specify the Fund’s limit on securities lending.

Response:                      The Fund’s limit on securities lending is currently disclosed in the “Investment Policies and Restrictions – Loans of Portfolio Securities” section in the Statement of Additional Information.

Comment No. 20:           Please add greater specificity regarding the experience of each Director in the disclosure regarding each Director’s experience under the section entitled “Management of the Company – Qualifications of Directors” in the Statement of Additional Information.

Response:                      The Registrant respectfully declines to take this comment.  The Registrant believes that the disclosure regarding each Director’s experience is adequate and informative to shareholders and complies with the requirements of Form N-1A.

Comment No. 21:           In the section entitled “Management of the Company – Leadership Structure and Oversight Responsibilities” in the Statement of Additional Information, please disclose whether the individuals who supervise risk oversight report to a committee of the Board instead of the Board as a whole.

Response:                      The individuals who supervise risk oversight report to the Board as a whole, and not a committee of the Board.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck